Contact

www.linkedin.com/in/arrun-kapoor-61b250 (LinkedIn)

Top Skills

Private Equity
Start-ups
Business Strategy

Arrun Kapoor

Managing Director, SJF Ventures
New York, New York, United States

Experience

SJF Ventures
Managing Director
February 2008 - Present (18 years 3 months)

Brains & Motion Education
Board Member
January 2025 - Present (1 year 4 months)

AstroMind
Board Member
November 2024 - Present (1 year 6 months)

Elemeno Health
Board Member
April 2022 - Present (4 years 1 month)

SchooLinks
Board Observer
March 2021 - Present (5 years 2 months)

Springboard
Board Observer
June 2020 - Present (5 years 11 months)

Catalant Technologies
Board Observer
June 2019 - Present (6 years 11 months)

Interplay Learning
Board Observer
April 2019 - Present (7 years 1 month)

Voxy
Board Member

March 2017 - Present (9 years 2 months)

Rhithm
Board Observer
April 2021 - April 2022 (1 year 1 month)

RaiseMe (Acquired by CampusLogic)
Board Observer
February 2015 - July 2020 (5 years 6 months)

Portfolium (Acquired by Instructure)
Board Member
September 2016 - February 2019 (2 years 6 months)

Think Through Learning Inc.
Board Member
August 2013 - October 2016 (3 years 3 months)

FieldView Solutions, Inc
Board Member
December 2009 - February 2016 (6 years 3 months)

Bain & Company
Consultant
October 2004 - January 2008 (3 years 4 months)

Consultant - London, United Kingdom

Eurasia Group
Director, London Office
September 2003 - August 2004 (1 year)

Eurasia Group Lehman Brothers
Member, Management Team and Director, Programs
April 1998 - September 2002 (4 years 6 months)

Education

London School of Economics and Political Science
MSc, International Political Economics · (2002 - 2003)

New York University

BA, Economics and Business · (1994 - 1997)